

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

March 12, 2007

Mr. Miguel Fernandez
Chairman
MBF Healthcare Acquisition Corp.
121 Alhambra Plaza, Suite 1100
Coral Gables, FL 33134

> **RE: MBF Healthcare Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-135610**
> **Filed February 6, 2007**

Dear Mr. Fernandez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note that the company has added 2.7 million in warrant purchases to the private placement immediately prior to the IPO. We further note that the purchase price for these warrants is set at $1.00 per warrant, but that no market currently exists which would provide a reference point for valuing these warrants. Please revise your Form S-1 to provide disclosure as to how the company determined the price of these warrants, the parties involved in these discussions, and clarify whether the warrants contain any provisions which are dissimilar to the public warrants.

2.	We note that the company has added an open market purchase requirement to its offering which intended to fall within the Key Hospitality no action letter as well as Rule 10b5-1. In an appropriate section, please revise your disclosure to specifically discuss how this agreement meets the requirements of Rule 10b5-1. In addition, please file a copy of this agreement and supplementally explain – line by line – how your proposal falls within the Key Hospitality letter. Finally, please clarify how you define the "restricted period" in your Form S-1.

3.	On page 4 you disclose that your existing stockholder "will not be able to sell or transfer any common stock purchased in the open market … until six months following the consummation of a business combination" and state your belief that these purchases "demonstrate confidence in [y]our management's ultimate ability to effect a business combination." As an initial matter, please clarify whether management will be able to sell these shares in the event that a merger proposal is voted down. Secondly, please clarify how these shares will be voted on any proposed merger or dissolution. Finally, we do not understand the last sentence in this paragraph stating your belief that these purchases demonstrate confidence. In this regard we note that these shares are backed by the trust account and by the terms of the 10b5-1 plan – in which the purchases appear to be tied to the net value of the trust account. Accordingly, any management risk associated with these purchases would appear limited. We further note that, to the extent that management votes these shares in favor of the merger, these purchases become helpful with respect to the ability to effect a business combination. Please respond to the foregoing and, as necessary, revise your disclosure.

4.	We note that you have increased the percentage of shareholders exercising conversion rights necessary to prevent a business combination. Please advise us of the reasons for such change.

5.	We note the revised disclosure throughout the document that you have increased the conversion threshold from 20% to 30%. Provide clear disclosure regarding the reasons for this change in the conversion so that investors can understand the company's position when making an investment. Provide clear disclosure throughout the prospectus that this is different from the terms of a traditional SPAC and add a risk factor. In addition, add an additional risk factor at the beginning of the risk factors section discussing the risks associated with this change. Provide clear disclosure throughout that this will make it easier for a business combination to be approved. We may have further comment.

6.	 In the proposed business section, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of the revision to your conversion threshold.

Summary

7.   We note that the company has replaced certain references to its "existing stockholders, including all of [your] officers and directors" with MBF Healthcare Partners based on the fact that MBF is your only stockholder. However, we believe that many of the prior references – such as waivers of claims against the trust account, should also apply to your officers and directors. Please revise as appropriate, or advise why no revision is necessary.

8.   Please revise the disclosure to clarify whether the company will acquire a controlling interest in a target and whether such controlling interest may be less than a majority of the outstanding voting rights of an acquisition candidate.

Summary Financial Data, page 12

9.   Show us how you calculated "as adjusted" working capital. As the amounts presented as total assets and underwriter liability are considered to be classified as current, it appears the "as adjusted" working capital should be $145,162,608 ($147,262,608 – $2,100,000) Please advise or revise.

Risk Factors, page 14

10.   We note that the company has added risk factor disclosure on page 30 in response to our prior comment 6 from our September 25, 2006 letter. However, there appears to be a misunderstanding regarding that comment. If you redeem your warrants at a time when there is no current prospectus available, then the warrants would be incapable of being exercised. Your risk factor suggests that they could be exercised. Currently your risk factor appears designed to address other problems associated with the timing of your redemption notice. Please revise to clarify these two related, but distinct, risks.

11.   We note the risk factor "We may choose to redeem our outstanding warrants" on page 30 discloses that a current prospectus must be available at the date of redemption, but does not discuss the risk of a current prospectus not being available during the 30 days prior to redemption (e.g. measurement period). In responding to the preceding comment, please also revise this risk factor to clarify that a holder of public warrants may not be able to exercise their warrants during the redemption measurement period if a current prospectus is unavailable.

Conversion Rights, page 64

12.   We note that the company has added disclosure on page 64 indicating that you "may require that stockholders who wish to exercise their conversion rights tender physical certificates representing their shares to [you] not later than the day prior to the stockholder meeting." Given the finite amount of time between the mailing of your definitive proxy and your shareholder vote, as well as the amount of time it will take investors to arrange for their shares to be tendered, we believe further disclosure is warranted. Please discuss the potential timeframe involved in this process – including, as applicable, whether the investors will be given any minimum amount of time to tender their shares.

Plan of Dissolution and Distribution of Assets if No Business Combination, page 64

13.   Please revise your discussion in this section to more clearly describe the procedures that the company will follow as part of its plan of dissolution and distribution. In addition, please discuss the timing of your distribution of the trust assets.

Principal Stockholders, page 81

14.   We do not fully understand the disclosure that the company has added on page 82 in response to our prior comment 9. Specifically we note the fifth bullet point reads: "[t]he limited exceptions upon which the holders will be able to transfer their securities during the escrow period are transfers … in the event of our dissolution prior to our initial business combination …" Please revise to clarify the meaning of this statement – for example is this limited to a transfer back to the company in connection with the cancellation of shares?

Exhibit 3.1

15.   We note that the Fourth Article of your Amended and Restated Certificate of Incorporation appears to be amendable by your shareholders in the event that you submit a vote to your shareholders pursuant to Article Seventh, Paragraph B. Please revise the disclosure in your business section to clarify whether this is the only circumstance in which you may alter this Article.

Exhibit 10.2

16.   We note the disclosure in the prospectus indicates that the securities being purchased are non-transferable, and subject to an escrow and voting agreements. Please reconcile this disclosure with the terms provided in your Amended Private Placement Purchase Agreement.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Bradley Houser
Fax: (305) 349-4805